Exhibit 99.1

For immediate release

April 21, 2010

Press Release

Niger Uranium Ltd Proposes to Distribute 10.9m Kalahari Shares as a Special Dividend to Shareholders

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) (“NWT” or “The Company”) would like to announce that it is supporting the Special Dividend of 10.9 million Kalahari Minerals Plc (“Kalahari”) announced by Niger Uranium Ltd (“Niger”) today. NWT has benefited from a significant increase in the value of Niger’s investment in Kalahari through this series of Special Dividends.

NWT is pleased with the appointment of Paul Loudon and the reappointment of John Lynch, President, CEO and Director of NWT, to the Board of Niger. Paul Loudon will be appointed Chairman of the Board. Additionally, Anton Esterhuizen, a Board member of NWT, will be appointed as joint-Chief Executive Officer. David Weill and Ian Stalker will leave the Board on completion of the Special Dividend, with Ian Stalker continuing to act as joint-Chief Executive Officer for an interim period.

NWT will receive 35% of the Special Dividend, based upon its proportionate interest in Niger. NWT’s management team is pleased with todays announcements and hope that with the new Board and executive team in place, Niger Uranium will be able to build significant value for shareholders.

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com